UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2020

GOLDEN SEED INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11072

Delaware

(State or other jurisdiction of

incorporation or organization)

82-3430220

(I.R.S. Employer Identification No.)

1300 Quail Street Suite 100

Newport Beach, CA 92660

(Address of principal executive offices)

949-833-0222

Issuer’s telephone number, including area code

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

10

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Golden Seed, Inc. was initially formed on November 8, 2017 as a Delaware Limited Liability Company (Golden Seed, LLC). On June 20, 2019, Golden Seed, LLC was converted into a Delaware corporation and now operates as Golden Seed, Inc. On September 30, 2019, the Company filed a fictitious business name statement with the state of California to use the fictitious name “Goldenseed” and uses this fictitious name for product branding and other purposes. The Company legally cultivates and sells cannabis and cannabis-related products in Santa Cruz County, California.

Management’s discussion and analysis of financial condition and results of operations as of April 27, 2020 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1780914/000176691420000002/253g2goldenseed42720.htm

A.Operating Results Overview

Golden Seed, Inc. (“Goldenseed” or the “Company”) was initially formed on November 8, 2017 as a Delaware Limited Liability Company (Golden Seed, LLC). On June 20, 2019, Golden Seed, LLC was converted into a Delaware corporation and now operates as Golden Seed, Inc. On September 30, 2019, the Company filed a fictitious business name statement with the state of California to use the fictitious name “Goldenseed” and uses this fictitious name for product branding and other purposes. The Company legally cultivates and sells cannabis and cannabis-related products in Santa Cruz County, California.

Results of Operations

The period of January 1, 2020 to June 30, 2020

Revenue. Total revenue for the period of January 1, 2020 to June 30, 2020 was $66,855 primarily in sales of cannabis related products.

Cost of Sales. Cost of sales for the period of January 1, 2020 to June 30, 2020 was $583,774.

Administrative Expenses. Operating expenses for the period of January 1, 2020 to June 30, 2020 were $1,323,219. Operating expenses for the period were comprised of sales and marketing costs, general and administrative costs, and loss on investment.

Net Loss. Net loss for the period of January 1, 2020 to June 30, 2020  was $(1,864,983). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

We had net cash of $11,577 at June 30, 2020.

During the period of January 1, 2020 to June 30, 2020, operating activities used $(1,323,219).

Cash used by investing activities relating to capital expenditures during the period of January 1, 2020 to June 30, 2020 was $(50,000).

C.Plan of Operations

Our plan of operation for the period of January 1, 2020 to June 30, 2020 and for the remainder of 2020 was as follows:

The Company’s plan of operation was to continue the process of obtaining the necessary licensing for the operation of the Company’s business. The Company also planned to continue to sell terpene-tipped pre-rolls to the retail market and to continue selling clones to the retail and wholesale markets. The Company intended to start selling “eighths” (1/8th of an ounce of cannabis) of its flowers to the market as well and intended to start selling vape pens. The Company planned to manufacture oils to create distillates and terpenes. The Company intended to continue to establish its retail presence and to grow as a premium cannabis lifestyle brand. In its farming and production operations, the Company intended to commence large scale cultivation which would allow the Company to also to sell wholesale flower and do white label productions for other brands. The Company also planned also continue to build out its mixed light/light deprivation system and build out an existing greenhouse into a 40,000 square foot nursery for cultivation to create clones. The Company has decided to shift focus away from hemp products for the time being, given the market conditions related to hemp, but to maintain its focus of establishing its retail presence into increased distribution and to grow its premium cannabis lifestyle brand.

In the Company’s opinion, the proceeds from this Offering may not satisfy its cash requirements and the Company anticipates it may be necessary to raise additional funds in the next twelve months to implement the plan of operations. The Company expects to have additional capital requirements during 2020.  The Company does not expect to be able to satisfy its cash requirements through sales during 2020 and therefore will attempt to raise additional capital through the sale of its shares in its ongoing Regulation A offering, and perhaps additional securities in additional offerings. The Company cannot assure that it will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to it or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

D.Trend Information

Because the Company has only recently taken its products to market, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year. Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition. However, a great deal of uncertainty has recently arisen as a result of the coronavirus pandemic and the economic fallout it has caused. It is impossible at present to know all short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused. If we are unable to react to changing consumer preferences, new laws and regulations, the short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused, our sales could decrease and/or our business could be significantly and negatively affected.

Despite this, the Company believes that the market for its products and services will continue to improve if economic conditions in the United States improve, and if the legal sale of cannabis, both medicinally and recreationally, continues to gain general acceptance. Not specific to the Company, but the trends in the general market appear to favor a growing market outlook, with sales of medical and recreational cannabis increasing year over year (and reportedly increasing during the coronavirus pandemic) as more states legalize various uses of cannabis-related products. As a result, the Company sees a good opportunity for growth in its business operations, assuming the impact of the coronavirus pandemic does not significantly affect the Company long-term.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Golden Seed, Inc., along with its wholly owned subsidiary, Ohlone Coast Farms, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As June 30, 2020 and December 31, 2019, the Company carried no allowances against its receivables.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first in, first out (FIFO) cost method. All direct and indirect costs of growing crops are accumulated until the time of harvest and certain costs may be deferred and allocated to growing crops. Harvested crops are recorded at the lesser of cost or the net realizable value. The inventory balances of $1,762,509 and $505,004 as of June 30, 2020 and December 31, 2019, respectively, consisted of cannabis mother stock, flower, pre-rolls, clones, hemp, employees for wages and related payroll taxes, payments made to independent contractors, bulk biomass and trim, in addition to other materials and supplies needed for the propagation, greenhouse operations, and packaging of cannabis products. Raw materials inventory balance is $218,199, growing crops balance is $1,103,683, and finished goods inventory balance is $440,627, each as of June 30, 2020. Inventory at December 31, 2019 consists of raw materials of $31,310, growing crops of $90,725, and finished goods inventory balance of $382,969. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. Mold and other crop issues during the 2019 cultivation and harvest compromised the inventory, along with costs exceeding the net realizable values of harvested and growing crops, resulted in inventory impairment charges totaling $4,329,977 for the year ended December 31, 2019.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 8-39 years for the Company’s property and equipment.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of June 30, 2020 and December 31, 2019, no property and equipment has been impaired.

Accrued Expenses

Accrued expenses totaled $162,524 and $245,814 as of June 20, 2020 and December 31, 2019, respectively. The Company charges accrued but unpaid costs that pertain to wages and payroll taxes and ordinary operational expenses necessary to run the business to accrued expenses. Accrued expenses as of June 30, 2020 pertains to wages and payroll taxes of $145,023 and $17,501 pertains to ordinary operational expenses. As of December 31, 2019, $93,842 pertains to wages and payroll taxes and $151,972 pertains to ordinary operational expenses.

Pending Investment

Pending investment totaled $23,000 and $0 as of December 31, 2019 and 2018, respectively. A prospective investor purchased the Company’s stock and deposited funds on December 17, 2019 and as of December 31, 2019 had not completed the compliance stage. Deposited funds are shown on the balance sheet as a pending investment. The investor completed the compliance stage of the stock purchase on January 29, 2020.

Note Payable

On June 26, 2020, the Company’s wholly owned subsidiary, Ohlone Coast Farms, LLC received a secured disaster loan from the U.S. Small Business Administration in the amount of $150,000. The note accrues interest at 3.75% per annum and is due in thirty years. Repayment of the loan begins on June 25, 2021 at $731 per month.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue of $66,855 and $203,230 has been earned or recognized for the years ended June 30, 2020 and 2019, respectively.

Cost of Goods Sold

The Company uses FIFO method to determine the amount of inventory to relieve relative to sales revenue recorded. Costs that flow through cost of goods sold consist of cannabis mother stock, flower, pre-rolls, clones, hemp, employees for wages and related payroll taxes, payments made to independent contractors, bulk biomass and trim, in addition to other materials and supplies needed for the propagation, greenhouse operations, and packaging of cannabis products. Cost of goods sold of $583,774 and $132,100 has been recognized for the years ended June 30, 2020 and 2019, respectively. Impairment charges against inventory are recorded to costs of goods sold as incurred.

Advertising Expenses

The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses – Advertising Cost.” Advertising expenses recognized totaled $326,814 and $128,391 for the years ended June 30, 2020 and 2019, respectively.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2019, the Company charged the deferred offering costs to stockholders’ equity.

Loss on Investment

During January 2020, the Company’s subsidiary, Ohlone Coast Farms, LLC, entered into a joint venture agreement to engage in manufacturing, packaging and marketing and the sale of hemp pre-rolls and contributed $50,000 dollars towards operating costs. On June 19, 2020, the parties agreed to terminate the joint venture and the investment was written down to $0 as of June 30, 2020.

Income Taxes

The Company was a limited liability company through the June 20, 2019 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Beginning June 21, 2019, the Company is subject to corporate income tax. Tax expense recognized in profit or loss compromises the sum of current and deferred taxes not recognized in other comprehensive income or directly in equity.

Current Tax

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit of loss on the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted for substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is possible that they will be able to be utilized against future taxable income. Deferred tax asset and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxing authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Since the conversion of the Company from a limited liability company (LLC) to a corporation on June 21, 2019 and through December 31, 2019, the Company does not recognize any current or deferred taxes.

The Company estimates it has deferred tax assets of $144,737 and $973,494 as of June 30, 2020 and December 31, 2019, respectively, resulting from its net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended December 31, 2019 and no history of generating taxable income. Therefore, a valuation allowance of $144,737 and $973,494 was recorded as of June 30, 2020 and December 31, 2019, respectively. Deferred tax assets were calculated using the Company’s combined tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019, while the Company has not yet filed its tax returns, it estimates it will have net operating loss carryforwards available to offset future taxable income in the amount of $3,993,682.

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowed under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

Earnings per Share

Earnings per share/unit is not presented for December 31, 2018 as the Company was owned 100% owned by its parent and its ownership was not denominated in units or shares.

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019, diluted net loss per share is the same as basic net loss per share.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is presently involved in one legal proceeding that the Company believes is based on frivolous pleadings and does not believe to be material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF GOLDEN SEED INC.
Interim Consolidated Balance Sheets as of June 30, 2020 (unaudited) and December 31, 2019 (audited)	3
Interim Consolidated Statements of Operations for the Six Months Ended June 30, 2020 (unaudited) and for the Six Months Ended June 30, 2019 (unaudited)	4
Interim Consolidated Statements of Changes in Equity/Deficit as of June 30, 2020 (unaudited)	5
Statements of Cash Flows for the Six Months Ended June 30, 2020 (unaudited) and for the Six Months Ended June 30, 2019 (unaudited)	6
Notes to Consolidated Financial Statements	7-19

Golden Seed, Inc.
(A Delaware Corporation)
BALANCE SHEETS
	6/30/2020	12/31/2019
ASSETS
Current Assets:
Cash and cash equivalents	$11,577	$18,303
Accounts receivables, net	38,946	49,174
Other receivables	1,500	-
Prepaid expense	60,925	103,910
Inventory	1,762,509	505,004
Advance to related party	104,186	104,186
Deposits	25,000	79,537
Total Current Assets	2,004,643	860,114
Non-Current Assets:
Property and equipment, net	227,066	196,794
Total Non-Current Assets	227,066	196,794
TOTAL ASSETS	$ 2,231,709	$ 1,056,908
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current Liabilities:
Accounts payable	$849,558	$356,931
Accrued expenses	162,524	245,814
Pending investment	-	23,000
Finance agreements	-	16,242
Notes payable	150,000	-
Advance from related parties	6,025,457	5,379,923
Total Current Liabilities	7,187,539	6,021,910
Non-Current Liabilities:
Equipment financing	29,426	32,055
Total Non-Current Liabilities	29,426	32,055
STOCKHOLDERS' EQUITY:
Common Stock Par Value $0.00001:
Class A Shares: 1,500 Shares Authorized as of December 31, 2019; 1,000 Shares
Issued and Outstanding as of June 30, 2020	-	-
Class B Shares: 35,000,000 Authorized as of December 31, 2019; 26,532,764 Shares
Issued and Outstanding as of June 30, 2020	265	260
Additional Paid-In Capital	3,822,619	1,945,840
Accumulated Deficit	(8,808,140)	(6,943,157)
Total Stockholders' Equity	(4,985,256)	(4,997,057)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,231,709	$ 1,056,908

Golden Seed, Inc.
(A Delaware Corporation)
STATEMENTS OF OPERATION
	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2020	June 30, 2019
Net revenues	$66,855	$203,230
Costs of goods sold	$ (583,774)	$ (132,100)
Gross profit/(loss)	(516,919)	71,130
Operating Expenses:
Sales & marketing	363,634	170,020
General & administrative	909,585	133,451
Loss on investment	50,000	-
Total Operating Expenses	1,323,219	303,471
Loss from operations	(1,840,138)	(232,341)
Other Income/(Expense):
Interest expense	(24,845)	(3,506)
Total Other Income/(Expense)	(24,845)	(3,506)
Net loss	$ (1,864,983)	$ (235,847)
Weighted average common shares outstanding
- Basic and Diluted	27,924,326	N/A
Net loss per common share
- Basic and Diluted	$ (0.07)	N/A

Golden Seed, Inc.
(A Delaware Corporation)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
6
		Total
	Members	Class A Common Stock		Class B Common Stock		Additional		Stockholders'
	Equity /	Number of		Number of		Paid-In	Accumulated	Equity/
	(Deficit)	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2018	(715,317)	-	-		-	-	-	-
Conversion of Golden Seed, LLC membership
interest to common stock	715,317	1,000	-	24,999,000	250	-	(715,567)	(715,317)
Stock issued for cash	-	-	-	1,008,750	10	2,094,990	-	2,095,000
Stock issued for services	-	-	-	5,000	-	10,000	-	10,000
Offering costs	-	-	-	-	-	(159,150)	-	(159,150)
Net loss	-	-	-	-	-	-	(6,227,590)	(6,227,590)
Balance at December 31, 2019	-	1,000	-	26,012,750	260	1,945,840	(6,943,157)	(4,997,057)
Stock issued for cash	-	-	-	520,014	5	2,124,136	-	2,124,141
Stock issued for services	-	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	(247,357)	-	(247,357)
Net loss	-	-	-	-	-	-	(1,864,983)	(1,864,983)
Balance at June 30, 2020	$-	1,000	$-	26,532,764	$265	$ 3,822,619	$ (8,808,140)	$ (4,985,256)

GOLDEN SEED, INC.
(A Delaware Corporation)
STATEMENTS OF CASH FLOWS
	6/30/2020	06/30/2019
Cash Flows From Operating Activities
Net Income/(Loss)	(1,864,983)	$ (235,847)
Adjustments to Reconcile Net Income/(Loss) to Net Cash used in		-
Operating Activities:
Depreciation	10,856	3,770
Stock issued in exchange for services	-
Impairment to inventory held for sale	-	-
Changes in operating assets and liabilities:		-
(Increase)/Decrease in trade receivables	10,228	(55,206)
(Increase)/Decrease in other receivables	(1,500)	31,563
(Increase)/Decrease in prepaid expense	42,985	(48,163)
(Increase)/Decrease in inventory	(1,257,505)	(1,346,833)
(Increase)/Decrease in deposits	54,537	36,371
(Increase)/Decrease in accounts payable and accrued payables	409,336	50,300
(Increase)/Decrease in pending investment	(23,000)	-
Net Cash Used In Operating Activities	$ (2,619,046)	$ (1,564,045)
Cash Flows From Investing Activities
Purchase of property and equipment	(41,128)	(33,832)
Loss on joint venture	-	-
Advances to related parties	-	(4,400)
Net Cash Used In Investing Activities	(41,128)	(38,232)
Cash Flows From Financing Activities
Proceeds from financing agreements	-	62,949
Repayments to financing agreements	(18,871)	-
Proceeds from notes payable	150,000
Proceeds from related party advances, net	645,534	1,536,542
Proceeds from issuance of common stock	2,124,141	-
Stock issuance costs	(247,357)	-
Net Cash Provided By Financing Activities	$ 2,653,447	$ 1,599,491
Net Change In Cash	(6,726)	(2,785)
Cash at Beginning of Period	18,303	61,900
Cash at End of Period	$ 11,577	$ 59,115
Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$ 2,742	$ 2,073
Cash paid for income taxes	$ 800	$ 1,416

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

NOTE 1: NATURE OF OPERATIONS

Golden Seed, Inc, (the “Company”), was initially formed as a limited liability company under the name Golden Seed, LLC and organized on November 8, 2017 under the laws of Delaware. The Company was formed to cultivate and distribute cannabis and cannabis related products in California in accordance with state and local government licenses and permits. As of December 31, 2018, the Company was owned 100% by Red M Holdings, LLC (a Delaware limited liability company).

Red M Holdings, LLC also owns 100% of Hollow Wave Holdings, LLC, (a Delaware limited liability company) (“HWH”). The Company leases land from HWH and accepted an advance from HWH to pay for tenant improvements on the property it leases from HWH.

On May 23, 2019, the Company amended and restated the operating agreement to add a new member. As of the date of the amended and restated operating agreement 98.5% is owned by Red M Holdings, LLC and 1.5% by an individual.

On June 20, 2019, Golden Seed LLC filed a certificate of conversion with the state of Delaware, converting the Delaware limited liability company into a Delaware corporation and accordingly renaming the Company from Golden Seed, LLC to Golden Seed, Inc. Golden Seed, Inc. authorized 35,001,500 shares of common stock, designated to two classes: Class A Common Stock (1,500 shares) and Class B Common Stock (35,000,000 shares), all with a par value of $0.00001 per share. Class B common stock does not carry voting rights. Commensurate with the conversion, 100% of the membership interests in Golden Seed, LLC were converted into 1,000 shares of Class A common stock and 24,999,000 shares of Class B common stock. The Company also adopted its Equity Incentive Plan (the “Plan”) and reserved 1,250,000 shares of Class B common stock for issuance under the Plan.

In May 2019, the Company formed a limited liability company under the name Ohlone Coast Farms, LLC (“OCF”). OCF was formed to cultivate and distribute hemp and hemp related products in California in accordance with state and local government licenses and permits. As of December 31, 2019, the Company owned 100% of OCF.

The Company commenced operations in January 2018 and its activities since inception have consisted of formation activities, staffing and recruitment, greenhouse improvements and propagation of cannabis clones and seeds. The Company is dependent upon additional capital resources for the commencement of its planned full-scale principal operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the Company’s planned operations or failing to profitably operate the business.

Marijuana is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana preempts state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in the Company’s inability to proceed with its business plan, especially in respect of its marijuana cultivation, production and dispensaries. In addition, its assets, including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal.

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Golden Seed, Inc., along with its wholly owned subsidiary, Ohlone Coast Farms, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As June 30, 2020 and December 31, 2019, the Company carried no allowances against its receivables.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first in, first out (FIFO) cost method. All direct and indirect costs of growing crops are accumulated until the time of harvest and certain costs may be deferred and allocated to growing crops. Harvested crops are recorded at the lesser of cost or the net realizable value. The inventory balances of $1,762,509 and $505,004 as of June 30, 2020 and December 31, 2019, respectively, consisted of cannabis mother stock, flower, pre- rolls, clones, hemp, employees for wages and related payroll taxes, payments made to independent contractors, bulk biomass and trim, in addition to other materials and supplies needed for the propagation, greenhouse operations, and packaging of cannabis products. Raw materials inventory balance is $218,199, growing crops balance is $1,103,683, and finished goods inventory balance is

$440,627, each as of June 30, 2020. Inventory at December 31, 2019 consists of raw materials of

$31,310, growing crops of $90,725, and finished goods inventory balance of $382,969. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. Mold and other crop issues during the 2019 cultivation and harvest compromised the inventory, along with costs exceeding the net realizable values of harvested and growing crops, resulted in inventory impairment charges totaling $4,329,977 for the year ended December 31, 2019.

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 8-39 years for the Company’s property and equipment.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of June 30, 2020 and December 31, 2019, no property and equipment has been impaired.

As of June 30, 2020 and December 31, 2019, property and equipment consisted of the following:

	6/30/2020	12/31/2019
Building improvements	$88,052	$53,791
Tenant improvements	13,533	13,533
Equipment & Vehicles 149,662142,795
Property and equipment, at cost	251,247	210,119
Less: Accumulated depreciation	(24,181)	(13,325)
Property and equipment, net	$ 227,066	$196,794

Depreciation expense totaled $10,856 and $11,372 for the years ended June 30, 2020 and December 31, 2019, respectively.

Accrued Expenses

Accrued expenses totaled $162,524 and $245,814 as of June 20, 2020 and December 31, 2019, respectively. The Company charges accrued but unpaid costs that pertain to wages and payroll taxes and ordinary operational expenses necessary to run the business to accrued expenses. Accrued expenses as of June 30, 2020 pertains to wages and payroll taxes of $145,023 and $17,501 pertains to ordinary operational expenses. As of December 31, 2019, $93,842 pertains to wages and payroll taxes and $151,972 pertains to ordinary operational expenses.

Pending Investment

Pending investment totaled $23,000 and $0 as of December 31, 2019 and 2018, respectively. A prospective investor purchased the Company’s stock and deposited funds on December 17, 2019 and as of December 31, 2019 had not completed the compliance stage. Deposited funds are shown on the balance sheet as a pending investment. The investor completed the compliance stage of the stock purchase on January 29, 2020.

Note Payable

On June 26, 2020, the Company’s wholly owned subsidiary, Ohlone Coast Farms, LLC received a secured disaster loan from the U.S. Small Business Administration in the amount of $150,000. The note accrues interest at 3.75% per annum and is due in thirty years. Repayment of the loan begins on June 25, 2021 at $731 per month.

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value. Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price;

4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue of $66,855 and $203,230 has been earned or recognized for the years ended June 30, 2020 and 2019, respectively.

Cost of Goods Sold

The Company uses FIFO method to determine the amount of inventory to relieve relative to sales revenue recorded. Costs that flow through cost of goods sold consist of cannabis mother stock, flower, pre-rolls, clones, hemp, employees for wages and related payroll taxes, payments made to independent contractors, bulk biomass and trim, in addition to other materials and supplies needed for the propagation, greenhouse operations, and packaging of cannabis products. Cost of goods sold of $583,774 and $132,100 has been recognized for the years ended June 30, 2020 and 2019, respectively. Impairment charges against inventory are recorded to costs of goods sold as incurred.

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

Advertising Expenses

The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses

– Advertising Cost.” Advertising expenses recognized totaled $326,814 and $128,391 for the years ended June 30, 2020 and 2019, respectively.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2019, the Company charged the deferred offering costs to stockholders’ equity.

Loss on Investment

During January 2020, the Company’s subsidiary, Ohlone Coast Farms, LLC, entered into a joint venture agreement to engage in manufacturing, packaging and marketing and the sale of hemp pre- rolls and contributed $50,000 dollars towards operating costs. On June 19, 2020, the parties agreed to terminate the joint venture and the investment was written down to $0 as of June 30, 2020.

Income Taxes

The Company was a limited liability company through the June 20, 2019 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Beginning June 21, 2019, the Company is subject to corporate income tax. Tax expense recognized in profit or loss compromises the sum of current and deferred taxes not recognized in other

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019 comprehensive income or directly in equity.

Current Tax

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit of loss on the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted for substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is possible that they will be able to be utilized against future taxable income. Deferred tax asset and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxing authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Since the conversion of the Company from a limited liability company (LLC) to a corporation on June 21, 2019 and through December 31, 2019, the Company does not recognize any current or deferred taxes.

The Company estimates it has deferred tax assets of $144,737 and $973,494 as of June 30, 2020 and December 31, 2019, respectively, resulting from its net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended December 31, 2019 and no history of generating taxable income. Therefore, a valuation allowance of $144,737 and $973,494 was recorded as of June 30, 2020 and December 31, 2019, respectively. Deferred tax assets were calculated using the Company’s combined tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019, while the Company has not yet filed its tax returns, it estimates it will have net operating loss carryforwards available to offset future taxable income in the amount of $3,993,682.

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non- allowed under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

Earnings per Share

Earnings per share/unit is not presented for December 31, 2018 as the Company was owned 100% owned by its parent and its ownership was not denominated in units or shares.

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti- dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019, diluted net loss per share is the same as basic net loss per share.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced its planned full-scale principle operations, has incurred net losses of $1,864,983 and $235,847 for the years ended June 30, 2020 and 2019, respectively, has not yet been able to generate sufficient cash from operating activities to fund ongoing operations, has current liabilities exceeding current assets by $5,182,896 as of June 30, 2020 and has limited liquid assets with $11,577 of cash available as of June 30, 2020. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s future success is dependent upon its ability to achieve profitable operations and generate cash from operating activities. There is no guarantee that the Company will be able to generate enough revenue and/or raise capital to support operations. The Company will be required to raise additional funds through public or private financing, additional collaborative relationships, or other arrangements until revenues increase to a point of positive cash flow.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: EQUITY

Capital Structure

As of December 31, 2018, the Company had one member that owned 100% of the membership interests in the Company. Profit or loss for year ended 2018 and from the period of January 1, 2019 and up to date of conversion of June 20, 2019 is allocated 100% to the member on account of its 100% ownership interest. The debts, obligations, and liabilities of the Company whether arising in

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019 contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Upon the June 20, 2019 conversion to a corporation, the Company authorized 35,001,500 shares of common stock, designated to two classes: Class A Common Stock (1,500 shares) and Class B Common Stock (35,000,000 shares), all with a par value of $0.00001 per share. Class B common stock does not carry voting rights. The Company has 1,000 shares of Class A common stock and 26,532,764 shares of Class B common stock issued and outstanding as of June 30, 2020.

Common Stock

On June 20, 2019, the membership interests in Golden Seed, LLC were converted into 1,000 shares of Class A common stock and 24,999,000 shares of Class B common stock of Golden Seed, Inc.

In the year ended December 31, 2019, the Company issued 970,000 shares of Class B common stock at $2.00 per share for gross proceeds of $1,940,000 and issued 38,750 shares of Class B common stock at $4.00 per share for gross proceeds of $155,000 during 2019.

In the year ended December 31, 2019, the Company issued 5,000 shares of Class B common stock in exchange for $10,000 of services valued using the price per share from cash stock issuances at the time of the issuance, which was determined to be the current fair value of the Company.

As of June 30, 2020 the Company issued 365,000 shares of Class B common stock at $2.00 per share for gross proceeds of $730,000 and issued 26,000 shares of Class B common stock at $4.00 per share for gross proceeds of $104,000.

On January 6, 2020, the Company conducted a Regulation A stock offering of up to $10,000,000 of its Class B Common Stock. As of June 30, 2020, the Company has issued 117,765 shares at $10 per share, providing gross proceeds of $1,177,650 through the Regulation A offering.

Equity Incentive Plan

On June 20, 2019, the Company also adopted its Equity Incentive Plan (the “Plan”) and reserved 1,250,000 shares of Class B common stock for issuance under the Plan.

NOTE 5: CANNABIS PERMIT

From late 2015 to mid-2017, California established a legislative framework for the comprehensive regulation of commercial cannabis in the State. Pursuant to this legislation, and taking final form in January 2019, California rolled out a comprehensive regulatory structure for the cultivation, manufacturing, testing, distribution, and retail sales of cannabis and cannabis products.

In January 2018, California’s cannabis licensing system came online, offering the possibility of applying for temporary or annual licenses. Because it was more fast-tracked, and because the State anticipated taking much longer to issue annual licenses, most applicants sought a temporary license, and subsequent extensions thereof. Throughout 2019 and 2018 Golden Seed (Company) operated compliantly and were eligible for, and received, all of the necessary extensions of temporary licenses in order to maintain operations in a forward-moving way.

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

Given the slowness with which the State was proceeding in the issuance of annual licenses, in September 2018, Governor Brown signed a bill authorizing the issuance of provisional licenses as a bridge to annual licensing. A provisional license operates identical to that of an annual license, including requiring the applicant's submission of an annual license application, except that unlike an annual license, the provisional expires after a year with no renewal.

Since applying for its annual licenses, the Company has received a provisional license for each activity for which a license is required for current operations (Cultivation, Nursery, and Distribution). While there is no guarantee that the State will convert these provisional licenses to regular annual licenses, Company believes that it will receive annual licenses from the State in a timely fashion. In the meantime, except as stated, the provisional licenses provide the Company with a full panoply of licensee to licensee rights and obligations that would otherwise be conferred upon and imposed upon an annual licensee. As with any annual or provisional, there is always a risk that the annual or provisional will be denied, and any such denial may have a negative effect on the Company’s business and results of operations. However, assuming that we continue in good faith to complete all information requested by the State, the Company believes it will remain properly licensed to operate its business as planned.

A provisional license operates identical to that of an annual license, including requiring the applicant's submission of an annual license application. The State cannabis agencies are processing the conversion of provisional licenses to annual licenses at a rate that has been impacted by the Covid-19 situation. They have renewed provisional licenses to allow for additional processing time.

NOTE 6: RELATED PARTY TRANSACTIONS

Red M Holdings, LLC owns 100% of Golden Seed, LLC as of December 31, 2018 and 90.3% of Golden Seed, Inc. as of December 31, 2019. Red M owns 100% of Hollow Wave Holdings, LLC as of December 31, 2019 and 2018. The advances from these entities carry no interest rate nor maturity date. Management intends to repay these entities when cash flow from operations is sufficient to do so and believes this will occur within the next 12 months. Calypso Ventures, LLC owns 55% (50% voting interest) of Red M Holdings, LLC. The advance to this entity does not carry an interest rate nor maturity date, and management intends to collect from this related party within the next 12 months. Coastal Nursery, LLC and Yellow Dirt Road, LLC are owned 100% by Monterey Bay Ornamental Farms, LLC. Calypso Ventures, LLC owns 50% of Monterey Bay Ornamental Farms, LLC. The individual owners of Lucas, Austin and Alexander, LLC own an interest in Calypso Ventures, LLC collectively of 56%. The advances from these entities carry no interest rate nor maturity date. Management intends to repay these entities when cash flow from operations is sufficient to do so and believes this will occur within the next 12 months.

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019

6/30/2020 12/31/2019

Red M Holdings, LLC	$ 4,105,301	$3,553,792
Hollow Wave Holdings, LLC	$ 1,552,534	1,605,601
Coastal Nursery, LLC	$ 119,080	119,080
Lucas, Austin & Alexander, LLC	248,542	101,450
Total Intercompany Payables	$ 6,025,457	$5,379,923

Calypso Ventures, LLC	55,000	55,000
Yellow Dirt Road, LLC	49,186	49,186
Total Intercompany Receivables	$ 104,186	$104,186

NOTE 7: COMMITMENTS AND CONTINGENCIES

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2020 and December 31, 2019, there were no pending or threatened lawsuits.

The Company’s attorney has received a notice of legal action related to a facility lease entered in to on September 20, 2019. The notice is seeking damages of approximately $304,000. The Company vacated the property on May 26, 2020 and is in receipt of an itemized list of alleged past due amounts. As of June 8, 2020, no formal compliant has been filed. On June 26, 2020 the Company agreed to pay a total of $304,186 of outstanding lease payments, property taxes and insurance related to the lease by making specified payments until amount is paid in full on or before June 26, 2021. The amount owed is included in the accounts payable balance at June 30, 2020.

The Company entered into a sublease on November 21, 2019 and are negotiating a surrender and termination of the sublease. As of June 8, 2020, no formal compliant has been filed. As a result, no amount has been set up for potential damages in these financial statements. In June 2020, the Company agreed to a termination fee of $59,037 and will make specified monthly payments until the balance is paid in full on or before December 1, 2020.

Calypso Ventures, LLC, is a related party and an owner in Red M Holdings, LLC. Red M Holdings, LLC is a shareholder of the Company. An individual has filed a formal compliant with Calypso Ventures, LLC regarding his interest in Calypso Ventures, LLC, and by extension, his interest in the Company. The above action is in early stages and not likely to have any impact to the financials of the Company and as such, no amount has been recorded for potential damages.

Vehicle Financing

On February 22, 2019, the Company purchased a cannabis compliant delivery van and financed it with Ally Financial Lease Trust. The financing is for $39,200 over five years, with interest at 2.1% annually, and requiring monthly payments of $698. The loan is collateralized by the van, which is carried at a

GOLDEN SEED, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2020 and December 31, 2019 and for the periods ended June 30, 2020 and 2019 net book value of $34,790 as of December 31, 2019. The balance due as of June 30, 2020 and December 31, 2019 was $29,426 and $32,055, respectively.

Leases

The Company leases land for its cannabis and hemp operations from four landowners and a sub- tenant. One of the landowners is a related party, Hollow Wave Holdings, LLC. Hollow Wave Holdings, LLC is owned 100% by Red M Holdings, LLC. The terms of the lease indicate annual lease payments of $1,200 until such time that the Company’s cash flow is positive and stabilized, when the lease will then convert to a market rate. The market rate is currently estimated at $2,200 per acre, as conveyed in the table below. Rent expense totaled $557,140 and $10,774 for the years ended June 30, 2020 and 2019, respectively.

Long Term Leases

Lease period
Location	Type	Beg	End	Mo. Payment

Buena Vista facility	Lease	1/1/2018	12/1/2022	$ 100
Moss Landing facility	Lease	9/20/2019	5/15/2020	varies
Pescadero facility	Sub-lease	12/1/2019	5/15/2020	varies
La Selva Beach facility	Lease	6/12/2019	12/31/2022	$ 4,015
Cloverdale Road facility	Lease	1/1/2020	12/31/2024	$ 30,000

Future minimum expected lease payments are as follows:

Year Ending December 31	Discounted Rate	Market Rate
2020	$ 290,590	$ 332,890
2021	669,686	711,387
2022	409,280	451,082
2023	360,000	402,903
2024	360,000	402,904
Total Future Minimum Lease Payments	$ 2,089,556	$ 2,301,166

Land Lease with Option to Purchase

On September 20, 2019, Ohlone Coast Farms, LLC signed a land lease for 16.2 acres in Monterey, California. The lease term was September 20, 2019 to May 12, 2020 at $100,000 per month, with an option to purchase the land at an agreed upon price. The option terms consist of three payments of

$250,000 each due on September 20, 2019, December 16, 2019, and March 16, 2020. All payments are non-refundable. The Company made one deposit payment in September 2019. The Company decided not to make the December 16, 2019 option payment, nullifying the option agreement. The deposit payment made in September of 2019 was written off as loss on forfeited deposit.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

FASB ASU No. 2016-02 (Topic 842), “Leases” – Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. We will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. ASU 2016-02 is effective for reporting periods beginning after December 15, 2020, with early adoption permitted. In July 2018, the FASB issued an update ASU 2018-11 Leases: Targeted Improvements, which provides companies with an additional transition option that would permit the application of ASU 2016-02 as of the adoption date rather than to all periods presented. We plan to utilize this transition option when we adopt this standard on January 1, 2021 and plan to elect to use the transition practical expedients package available to us under this new standard. As a result of adoption of this standard, the Company will record a right-of-use asset and lease liability on January 1, 2021.

FASB ASU No. 2014-09 (Topic 606), “Revenue from Contracts with Customers” –In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. The FASB also issued subsequent amendments to ASU 2014-09 to provide clarification on the guidance. ASU 2014-09 will be effective for annual periods beginning after December 15, 2018, which for us will be in the period beginning January 1, 2019. We have performed our detailed evaluation, using a five-step model specified in the guidance, to assess the impacts of the new standard. The Company does not believe the adoption of this standard will have a material impact on its financial statements and related disclosures.

FASB ASU No. 2018-13 (Topic 820), “Fair Value Measurement” – Issued in August 2018, ASU 2018-13 modifies, removes and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Company does not believe the adoption of this standard will have an effect on its consolidated financial statements and related disclosures.

FASB ASU No. 2018-07 (Topic 718), “Compensation—Stock Compensation: Improvements to Nonemployee Share- Based Payment Accounting” – Issued in June 2018, ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The new standard was adopted effective for the Company on January 1, 2019. Adoption of this guidance will not have a material impact on the Company’s financial condition or results of operations.

FASB ASU 2017-04 (Topic 350), “Intangibles - Goodwill and Others” – Issued in January 2017, ASU 2017- 04 simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 is effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company does not expect the standard to have a material impact on our consolidated financial statements and related disclosures. Management does not believe that any recently other issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Intercompany Financing

From June 30, 2020 to the date of this report, the Company received additional advances from related parties to cover operational cash deficiencies in the net amount of $456,121. Due to the nature of the cannabis industry it is difficult for the Company to open a bank account. Net proceeds from the Regulation A stock offering are received by Red M Holdings, LLC, a related party, and then advanced to the Company.

Common Stock Issuances

The Company continues to offer Regulation A stock offering of up to $10,000,000 of its Class B Common Stock. From July 1, 2020 to August 31, 2020, the Company has issued 31,965 shares at $10 per share, providing gross proceeds of $319,650 through the Regulation A offering.

Management’s Evaluation

Management has evaluated subsequent events through September 20, 2020, the date the consolidated financial statements were available to be issued. No additional material subsequent events were identified.

DRAFT

Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
* Previously filed with Offering Circular.

DRAFT

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, CA on September 30, 2020.

GOLDEN SEED, INC.

By: /s/ Neil Brandom
Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

By: /s/ Scott Goldie	Chief Executive Officer of Business Operations & Director
Golden Seed, Inc.
September 29, 2020

By: /s/ Neil Brandom	Chief Financial Officer & Director
Golden Seed, Inc.
September 29, 2020